April, 2006

                            DESCRIPTION OF ISSUANCE,
                 TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES
                      PURSUANT TO RULE 6E-3(T)(B)(12)(III)
    FOR SENTINEL BENEFIT PROVIDER VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                   INTENDED PRIMARILY FOR THE CORPORATE MARKET
                                    ISSUED BY
                         NATIONAL LIFE INSURANCE COMPANY

This document sets forth the administrative procedures that will be followed by National Life Insurance Company ("National Life") in connection with the issuance of its Sentinel Benefit Provider variable universal life insurance policy intended primarily for the corporate market ("Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Policy owners ("Owners") of their interests in those Policies. Capitalized terms used herein have the same meaning as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

      A.    OFFER OF THE POLICIES, APPLICATIONS, INITIAL NET PREMIUMS, AND
            ISSUANCE

            1. Offer of the Policies. The Policies will be offered and sold subject to established cost of insurance schedules and underwriting standards in accordance with state insurance laws. Owners may choose full medical underwriting, simplified issue (in which three medical questions are asked about the Insured on the application), and guaranteed issue. Insurance charges will not be the same for all Owners selecting the same Face Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays insurance charges commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex and health and occupation. A uniform insurance charge for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there will be no uniform insurance charges for all Insureds, there will be a uniform insurance rate for all Insureds of the same Rate Class, age, sex and Policy duration, and utilizing the same method of underwriting. A description of the Monthly Deduction under the Policy, which includes charges for cost of insurance, for the Policy Administration Charge, for the Underwriting Charge, if applicable, and for the cost of the Term Rider, is at Appendix A to this memorandum.

            2. Application. Persons wishing to purchase a Policy must complete an application and submit it to National Life through a National Life authorized agent. This agent will also be a registered representative of a securities broker-dealer registered with the U.S. Securities and Exchange Commission, which broker-dealer will be Equity Services, Inc., an indirect wholly-owned subsidiary of National Life ("ESI"), or a broker-dealer which has entered into a selling agreement with ESI. The applicant must specify the Insured, and provide certain required information about the Insured. An application will not be deemed to be complete unless all required information, including without limitation age, sex, and medical and other background information, has been provided in the application.

            3. Minimum Initial Premium. An applicant for a new Policy must pay at least a Minimum Initial Premium, which if not submitted with the application or during the underwriting period, must be submitted when the Policy is delivered. (Generally, policy coverage does not become effective until the application has been accepted and the Minimum Initial Premium is received in good order at National Life's home office ("Home Office"). National Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although National Life may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.


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                  The Minimum Initial Premium per set of Policies purchased at the same time and associated with a corporation or its affiliates, a trust or a partnership, or for a Policy issued to an individual, is $50,000. During the first five Policy Years, the Policy will not lapse regardless of investment performance, if the Cumulative Minimum Monthly Premium, which is the sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date since the Date of Issue, have been paid. The Minimum Monthly Premium for each Policy is stated in the Policy. The Minimum Monthly Premium may change if, for example, a Face Amount Change or Death Benefit Option Change is elected by the Owner.

            4. Minimum Face Amount. The minimum Face Amount for which National Life will issue a Policy is $5000.

            5. Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, National Life will, if the owner has elected full medical underwriting, follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The Owner may also elect guaranteed issue, or simplified issue, in which three medical questions are asked about the Insured.

                  The underwriting process determines the Rate Class to which the Insured is assigned. This original Rate Class applies to the Initial Face Amount. The Rate Class may change upon an increase in Face Amount, as to the increase (see Death Benefits below).

                  A Policy cannot be issued until the initial underwriting
            procedure has been completed, and any supplemental beneficiary forms and forms required in accordance with state insurance laws have been received. The Date of Issue occurs when the above steps have been completed, the application has been accepted, the Minimum Initial Premium has been received, and the computerized issue system has generated a printed Policy.

                  National Life reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned, without interest.

            6. Acceptance of Application and Date of Issue. If an application is accepted, insurance coverage under the Policy is effective as of the Date of Issue. The Date of Issue is set forth in the Policy.

                  The Date of Issue is used to determine Policy Years and
            Monthly Policy Dates, as well as to measure suicide and contestability periods.


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                  7. Premium Loads. A Premium Load will be deducted from each premium payment. The Premium Load consists of the Distribution Charge and the Premium Tax Charge.

                  The Distribution Charge is equal to, in Policy Year 1, 13% of premiums paid during the Policy Year up to the Target Premium, and 0.5% of premiums paid in excess of the Target Premium. In Policy Years 2 through 7, the Distribution Charge is equal to 15% of premiums paid during a Policy Year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in any such Policy Year. In Policy Years 8 and thereafter, the Distribution Charge will be 5% of premiums paid during a Policy Year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in any such Policy Year. For this purpose, the Target Premium equals 1.25 times the annual whole life premium which would be calculated for the Policy using the applicable 1980 Commissioners Standard Ordinary Mortality Table and an interest rate of 3.5%.

            The Premium Tax Charge will vary from state to state, and will be equal to the actual amount of premium tax assessed in the jurisdiction in which the Policy is sold. Currently all states impose a premium tax on life insurance policies sold by Vermont-domiciled insurance companies. Premium taxes range from 2% to 3.5%. Premium taxes may range up to 4% for certain cities in South Carolina and 12% for certain jurisdictions in Kentucky.

      B.    ADDITIONAL PREMIUMS

            1. Additional Premiums Permitted. Additional premiums may be paid in any amount, frequency and time period, subject to the following limits:

            o A premium must be at least $300 and must be sent to the Home Office. National Life may require satisfactory evidence of insurability before accepting any premium if it increases the Death Benefit more than it increases the Accumulated Value. For Policies issued on the basis of guaranteed issue underwriting, increases in Face Amount are limited to a maximum of 10% without medical underwriting. Automated annual increases in Face Amount of specified percentages may be elected.

            o Owners may elect at the time of Policy issue either the guideline premium test or the cash value accumulation test for federal income tax law compliance. If the guideline premium test has been elected, then total premiums paid on a cumulative basis also may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. If the cash value accumulation test has been elected, no such limits on premium payments apply.

            o No premium will be accepted after the Insured reaches Attained Age 99 (although loan payments will be permitted after Attained Age 99).

            o National Life will monitor Policies and will attempt to notify an owner on a timely basis if the Owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code.

            2. Refund of Excess Premium Amounts. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as a life insurance policy, National Life will only accept that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. The excess will be promptly refunded, and if paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Excess amounts under $10 will not be refunded.


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            3. Crediting Additional Premiums. Premiums will be credited to the
            Policy and the Net Premiums will be invested as requested on the Valuation Date that the premium is received in good order by the Home Office in accordance with the procedures described below in
            Section I.F. National Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although National Life may require that the check first be converted into federal funds. In addition, for an additional premium to be received in "good order," it must be accompanied by all required supporting documentation in whatever form required.

      C. OVERPAYMENTS AND UNDERPAYMENTS. In accordance with industry practice, National Life will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for amounts under $10, or such other threshold as may be established from time to time.

      D. SPECIAL PREMIUMS -- PREMIUMS UPON INCREASE IN FACE AMOUNT, DURING A GRACE PERIOD, OR UPON REINSTATEMENT

            1. Upon Increase in Face Amount. Depending on the Accumulated Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium may be advisable. National Life will notify the Owner if a premium is necessary or appropriate.

            2. During a Grace Period. If the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period (as described below) expires without a sufficient payment, the Policy will lapse. During the first five Policy Years, however, the Policy will not lapse if the Cumulative Minimum Monthly Premium has been paid

            o The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period.

            o In order to prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began. This amount will be identified in the notice sent out pursuant to the immediately preceding paragraph.

            o Failure to make a sufficient payment within the Grace Period will result in lapse of the Policy without value.

            3. Upon Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period if required in a particular state) after the beginning of the Grace Period by submitting evidence of the Insured's insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement. The effective date of the reinstatement will be the Monthly Policy Date on or next following the date the reinstatement application is approved.


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            o     Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse.

            o     The five year no lapse guarantee may not be reinstated.

      E.    REPAYMENT OF A POLICY LOAN

            1. Loan Repayments Permitted. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

            2. Repayment Crediting and Allocation. National Life will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as collateral in the General Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Separate Account based on the net premium allocations in effect at the time of the repayment.

      F.    ALLOCATIONS OF PREMIUMS AMONG THE ACCOUNTS

            1. The Separate Account, Subaccounts, and General Account. The variable benefits under the Policies are supported by National Variable Life Insurance Account (the "Separate Account"). The Separate Account currently has thirty Subaccounts which are available for the Policies. The assets of these Subaccounts are used to purchase shares of a designated corresponding mutual fund Portfolio that is part of one of the following
                  Funds: Sentinel Variable Products Trust, JP Morgan Series Trust II, American Century VP Series, Neuberger & Berman Advisers Managers Trust, Alger American Funds, Scudder VIT Funds, Dreyfus Socially Responsible Growth Fund, Fidelity Variable Insurance Product Funds, AIM Variable Insurance Funds, Morgan Stanley Universal Institutional Funds, and Wells Fargo Variable Trust. Each Fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Additional Subaccounts may be added from time to time to invest in other portfolios.

            2. Allocations Among the Accounts. Net Premiums are allocated to the Subaccounts in accordance with the following procedures.

                  a. General. The Net Premium equals the premium paid less the Premium Load. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Separate Account. Such allocations may be changed at any time by the Owner by written notice to National Life's Third Party Administrator, or if the telephone transaction privilege has been elected, by telephone instructions. The percentages of each Net Premium that may be allocated to any Subaccount must be a whole number not less than 5%, and the sum of the allocation percentages must be 100%.

                  b. Initial Premiums. Any portion of the initial Net Premium and any subsequent premiums received by National Life before the end of the free look period will be allocated to the Money Market Subaccount. For this purpose National Life will assume that the free look period will end on the earliest of (a) the end of the tenth day following receipt of the Policy by the Owner, if National Life receives at the Home Office a signed delivery receipt for the Policy on or before that date; (b) the end of the day on which National Life receives at the Home Office a signed delivery receipt for the Policy, if on or between the eleventh and nineteenth days after the date the Policy is issued; or (c) 20 days after the date the Policy is issued. On the first Valuation Date on or after the earliest of the dates forth above, the amount in the Money Market Subaccount (including investment experience) will go to each of the chosen subaccounts based on your chosen percentages.


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

                  c. Additional Premiums. Additional Net Premiums will be allocated to the Accounts in accordance with the allocation percentages then in effect on the Valuation Date that the premium is received in good order at the Home Office or the office of the Third Party Administrator, unless other instructions accompany the premium, in which case the Net Premium will be allocated in accordance with those instructions. If those instructions do not comply with National Life's allocation rules, crediting and allocation will not be implemented until further instructions are received from Owners.

      G.    ENHANCEMENT TO CASH SURRENDER VALUE IN THE EARLY POLICY YEARS.

            For Policies other than those for which the state of governing jurisdiction is New York, National Life currently provides enhancements to the Cash Surrender Values of the Policies during the first five Policy Years, to the extent shown below. National Life intends to recover these enhancements through charge-backs of distribution expenses. The enhancements are not guaranteed, however.

           Policy Year          Cash Surrender Value Enhancement
           -----------          --------------------------------

           1   lesser of:       (w) 4% of the first year premium, or
                                (x) 2/3 of the total first year
                                    Distribution Charge

           2   sum of:
               (a) lesser of:   (w) 4% of the first year
                                    premium, or
                                (x) 2/3 of the total first year Distribution
                                    Charge; and
               (b) lesser of:   (y) 6% of second year premium or
                                (z) the second year Distribution Charge

           3   sum of:
               (a) lesser of:   (w) 4% of the first year premium, or
                                (x) 2/3 of the total first year Distribution
                                    Charge; and
               (b) lesser of:   (y) 6% of second year premium or
                                (z) the second year Distribution Charge

           4   60% of the sum of:
               (a) lesser of:   (w) 4% of the first year premium, or
                                (x) 2/3 of the total first year Distribution
                                    Charge; and
               (b) lesser of:   (y) 6% of second year premium or
                                (z) the second year Distribution Charge

           5   20% of the sum of:
               (a) lesser of:   (w) 4% of the first year premium, or
                                (x) 2/3 of the total first year Distribution
                                    Charge; and
               (b) lesser of:   (y) 6% of second year premium or
                                (z) the second year Distribution Charge.


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

            For Policies for which the state of governing jurisdiction is New York, the enhancement adds to Account Value as shown below:

            Policy year 1: An amount equal to one third (1/3) of first year premium load plus lower of 4% of first year premium or two third of the total first year premium load.

            Policy year 2: Amount of enhancement in Policy Year 1 plus an amount equal to lower of 6% of second year premium or second year premium load less 2% of second year premium.

            Policy year 3:              Same as in Policy Year 2

            Policy year 4:              60% of enhancement in Policy Year 3

            Policy year 5:              20% of enhancement in Policy year 3

            Policy year 6 and
            thereafter:                 Enhancement is zero.

II.   TRANSFERS AMONG SUB-ACCOUNTS

      A. TRANSFERS AMONG THE ACCOUNTS. The Owner may transfer the Accumulated Value among the Subaccounts of the Separate Account by making a written transfer request to the Third Party Administrator.

            Currently, an unlimited number of transfers are permitted without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future. However, National Life reserves the right to change this policy so as to deduct a transfer charge of up to $25 from each transfer in excess of the twelfth transfer during any one Policy Year. If such a charge is adopted in the future, the following transfers will not be subject to a transfer charge and will not count against the twelve free transfers in any Policy Year: (1) transfers resulting from Policy loans, (2) the exercise of the transfer right for change of investment policy, and
            (3) the reallocation from the Money Market Subaccount following the free look period after the Date of Issue. All transfers requested during one Valuation Period are treated as one transfer transaction.

III.  "REDEMPTION" PROCEDURES: SURRENDERS, WITHDRAWALS, DEATH BENEFITS, AND
      LOANS

      A.    "FREE-LOOK" PERIOD

            The Policy provides for an initial "free-look" period. The Owner may cancel the Policy within 10 days after the Owner receives the Policy, or any longer period provided for by applicable state law. Upon returning the Policy to National Life or to an agent of National Life within such time with a written request for cancellation, the Owner will receive a refund equal to the gross premiums paid on the Policy.

      B.    REQUEST FOR CASH SURRENDER VALUE

            1. Requests for Cash Surrender Value Permitted. At any time before the death of the Insured, the Owner may surrender the Policy for its Net Cash Surrender Value. The Net Cash Surrender Value is the Account Value of the Policy (reflecting, in Policy Years 1 and 2, the Distribution Charge Refund) minus any Policy loan and accrued interest. The Net Cash Surrender Value will be determined by National Life on the date it receives, at the Home Office or at the office of the Third Party Administrator, a written surrender request signed by the Owner, and the Policy. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to National Life. Surrender proceeds will ordinarily be mailed by National Life to the Owner within seven days of receipt of the request, unless a payment option was selected (see Section III.H. below).


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

            2. Surrender of Policy - Distribution Charge Refund. If the owner surrenders the Policy during Policy Years 1 or 2, an amount will be added to the Account Value to determine the Net Cash Surrender Value of the Policy. Such amount shall be equal to the lesser of (a) the Premium Loads on all premiums paid in the first Policy Year, less 2% of such premiums paid in the first Policy Year, or (b) one third of the Premium Loads paid on all premiums paid in the first Policy Year, plus 2% of such premiums, less the Premium Tax Charge. The Distribution Charge Refund is zero at all times after the first Policy Year.

            3. Maturity. Policies issued in Texas and Maryland will mature on the Policy Anniversary at which the Insured is Attained Age 99. At that time, National Life will pay the Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen, and the Policy will terminate. In other states, the Policy can remain in force indefinitely. However, for a Policy to remain in force after the Insured reaches Attained Age 99, if the Face Amount is greater than the Account Value, the Face Amount will automatically be decreased to the current Account Value. At Attained Age 99, Option B automatically becomes Option A, and no premium payments are permitted, although loan repayments are permitted.

      C.    REQUEST FOR WITHDRAWALS

            1. When Withdrawals are Permitted. At any time before the death of the Insured and after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Net Account Value, subject to the following conditions:

            o The maximum Withdrawal is the Net Account Value minus three times the Monthly Deduction for the most recent Monthly Policy Date.

            o Withdrawals may be requested only by sending a written request, signed by the Owner, to the Third Party Administrator

            2. Allocation of Withdrawals. The Withdrawal will be taken from the Subaccounts of the Separate Account based on the proportion that each Subaccount's value bears to the total Account Value in the Separate Account.

            3. Effect of a Withdrawal on Face Amount. The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option and death benefit compliance test in effect and whether the Death Benefit is based on the applicable Death Benefit Factor times the cash Surrender Value.


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

                  a. Guideline Premium Test and Option A. If the Face Amount divided by the Death Benefit Factor times the Cash Surrender Value exceeds the Account Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Death Benefit by the lesser of such excess and the amount of the Withdrawal, effective on the date of the Withdrawal. If the Face Amount plus the Term Insurance Amount divided by the applicable Death Benefit Factor times the Cash Surrender Value does not exceed the Account Value just after the Withdrawal, then the Face Amount is not reduced. The Face Amount will be reduced by the lesser of such excess or the amount of the Withdrawal.

                  b. Guideline Premium Test and Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit. If the Death Benefit plus any outstanding loans and unpaid Monthly Deductions equals the Face Amount plus the Account Value, a Withdrawal will reduce the Account Value by the amount of the Withdrawal, and thus the Death Benefit plus any outstanding loans and unpaid Monthly Deductions will also be reduced by the amount of the Withdrawal. If the Death Benefit immediately prior to the Withdrawal is based on the applicable Death Benefit Factor times the Cash Surrender Value, the Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Account Value after deducting the amount of the Withdrawal and (b) the applicable Death Benefit Factor times the Cash Surrender Value after deducting the amount of the Withdrawal.

                  c. Cash Value Accumulation Test. If the Cash Value Accumulation test for federal tax law compliance applies to a Policy, a Withdrawal will decrease Face Amount by an amount equal to the amount withdrawn times 1.00327374.

            4. Other Effects of Withdrawals. Any decrease in Face Amount due to a Withdrawal will first reduce any Term Insurance Amount, then to the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Face Amount on the Date of Issue. Because a Withdrawal can affect the Face Amount (or increase in Face Amount) and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount(s) at Risk that is used to calculate the Cost of Insurance Charge(s) under the Policy. Since a Withdrawal reduces the Account Value, the likelihood that the Policy will lapse is increased.

            5. When a Withdrawal Is Not Permitted. A request for Withdrawal may not be allowed if such Withdrawal would reduce the Face Amount below $5000. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, if the guideline premium test applies to the Policy, National Life will not allow the Withdrawal.

      D.    MONTHLY DEDUCTIONS

            On the Date of Issue and on each Monthly Policy Date, a redemption will be made from Account Value for the Monthly Deduction. The Monthly Deduction consists of four components: (a) the Cost of Insurance Charge, (b) the Policy Administration Charge, (c) for Policies issued on the basis of full medical underwriting, the Underwriting Charge, and (d) for Policies containing a Term Rider, the charges associated with the Term Rider.. These charges are discussed in more detail in Appendix A hereto. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account


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

      E.    DEATH BENEFITS

            1. Payment of Death Benefit. As long as the Policy remains in force, the Death Benefit of the Policy will, upon the Company's receipt of due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. The Death Benefit payable under Option A will be the greater of the Face Amount or the Death Benefit Factor times the Cash Surrender Value on the date of death; under Option B, the Death Benefit will be the greater of the Face Amount plus the Account Value on the date of death, or the Death Benefit Factor times the Cash Surrender Value on the date of death, in each case plus any dividends payable, plus any Supplemental Term Insurance Amount, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

            2. Federal Income Tax Law Compliance Test Options. The Policy must satisfy either of two death benefit compliance tests in order to qualify as life insurance under section 7702 of the Internal Revenue
            Code: the Cash Value Accumulation Test or the Guideline Premium Test. Each test effectively requires that the Policy's Death Benefit, plus any outstanding Policy loans and accrued interest, and any unpaid Monthly Deductions, must always be equal to or greater than the Cash Surrender Value multiplied by the Death Benefit Factor. Thus, the Policy has been structured so that the Death Benefit may increase above the Face Amount in order to comply with the applicable test. The Death Benefit Factor for the Guideline Premium Test varies only by age, as shown below:

                            Death                               Death
            Attained Age    Benefit Factor      Attained Age    Benefit Factor
            ------------    --------------      ------------    --------------
            40 and under    250%                70              115%
            45              215%                75-90           105%
            50              185%                91              104%
            55              150%                92              103%
            60              130%                93              102%
            65              120%                94              101%
                                                95+             100%

            For Attained Ages not shown, the percentages will decrease by a ratable portion of each full year.

            The Death Benefit Factor for the Cash Value Accumulation Test varies by age and sex, and generally such Death Benefit Factors are different from those for the Guideline Premium Test.

            The Owner must select and specify on the application which of the two federal tax death benefit compliance tests will apply. Once the Policy is issued, it may not be changed.

            3. Death Benefit Options. The Policy provides two Death Benefit
            Options: Option A and Option B. Policies which use the Guideline Premium Test as the federal tax death benefit compliance test may select either Death Benefit Option A or Option B. An Owner designates the Death Benefit Option in the application, and may change it, if the Guideline Premium Test has been elected. Only Option A is available for Policies which use the Cash Value Accumulation Test as the federal tax death benefit compliance test.

                  Option A. The Death Benefit is equal to the greater of (a) the
            Face Amount of the Policy and (b) the Cash Surrender Value on the Valuation Date on or next following the Insured's date of death multiplied by the applicable Death Benefit Factor, in each case less any outstanding Policy loan and accrued interest thereon, and less any unpaid Monthly Deductions.

                  Option B. The Death Benefit is equal to the greater of (a) the
            Face Amount of the Policy plus the Account Value and (b) the Cash Surrender Value on the Valuation Date on or next following the Insured's date of death multiplied by the applicable Death Benefit Factor (shown in the table above), in each case less any outstanding Policy loan and accrued interest thereon, and less any unpaid Monthly Deductions.

            4. Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Policy Anniversary on or next following the date National Life receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

                  o If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change but the Face Amount will be decreased by the Account Value on that date. However, this change may not be made if it would reduce the Face Amount to less than $5000.

                  o If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change but the Face Amount will be increased by the Account Value on that date.

                  o A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable Death benefit Factor times the Cash Surrender Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Account Value increases. Changing from Option B to Option A will, if the Account Value increases, decrease the Net Amount at Risk over time, thereby partially offsetting the effect of increases and over time in the Cost of Insurance Charge.

                  o If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance (for Guideline Premium Test Policies only), National Life will not effect the change.

            5. How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Account Value. The Death Benefit under Option A will vary with the Account Value whenever the Death Benefit Factor times the Cash Surrender Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Account Value because the Death Benefit is based on the greater of
            (a) the Face Amount plus the Account Value and (b) the Cash Surrender Value multiplied by the Death Benefit Factor.

            6. Ability to Adjust Face Amount. Subject to certain limitations, an Owner may increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following National Life's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that National Life receives the written request. The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

                  a. Increase. A request for an increase in Face Amount may not be for less than $25,000, or such lesser amount required in a particular state. The Owner may not increase the Face Amount after the Insured's Attained Age 85 (Attained Age 65 in the case of guaranteed issue or simplified issue underwriting). To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to National Life of the Insured's insurability.

                        On the effective date of an increase, and taking the
                  increase into account, the Net Account Value must be greater than the Monthly Deductions then due. If the Net Account Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Net Account Value to the required level.

                        An increase in the Face Amount will generally have the
                  effect of increasing the total Net Amount at Risk, which in turn will increase the monthly Cost of Insurance Charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage.

                  b. Decrease. The amount of the Face Amount after a decrease may not be less than $5000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, National Life will not effect the decrease.

                        A decrease in the Face Amount generally will decrease
                  the total Net Amount at Risk, which generally will decrease an Owner's monthly Cost of Insurance Charges.

                        For purposes of determining the Cost of Insurance
                  Charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Face Amount on the Date of Issue.

      F.    LOANS

            1. When Loans are Permitted. An Owner may on any Valuation Date borrow money from National Life using the Policy as the only security for the loan. The Owner may obtain Policy loans in an amount not exceeding the Policy's Net Account Value on the date of the loan, minus three times the Monthly Deduction for the most recent Monthly Policy Date. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to the Third Party Administrator.

            2. Interest Rate Charged. The interest rate charged on Policy loans will be as follows:

                  Policy Years 1 - 7 :               4.60% per year
                  Policy Years 8 - 10 :              4.50% per year
                  Policy Years 11 - 20 :             4.40% per year
                  Policy Years 21 and thereafter:    4.35% per year

            Interest is charged from the date of the loan and will be added to the loan balance at the end of the Policy Year and bear interest at the same rate.

            3. Allocation of Loans and Collateral. When a Policy loan is taken, Account Value is transferred to and held in the Loan Account as Collateral for the Policy loan. Account Value to be held as Collateral is taken from the Subaccounts of the Separate Account based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Separate Account.

                  The Collateral for a Policy loan will initially be equal to the loan amount. Any loan interest due and unpaid will be added to the Collateral for the Policy loan. National Life will take additional Collateral for the loan interest so added pro rata from the Subaccounts of the Separate Account, and hold the Collateral in the Loan Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

            4. Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, National Life will credit the amount in the Loan Account as Collateral with interest at an effective annual rate of 4%.

            5. Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Account Value, and may permanently affect the Death Benefit under the Policy. The effect on the Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts is less than or greater than the interest being credited on the amounts held as Collateral in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Separate Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.

      G.    SETTLEMENT OPTIONS

            In lieu of a single sum payment on death or surrender, an election may be made to apply the amount under any one of the fixed benefit Settlement Options provided in the Policy.

      H.    DELAY IN REDEMPTIONS OR TRANSFERS

            Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request by the Third Party Administrator. Generally, the amount of a payment will be determined as of the date of receipt by National Life of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders. National Life may postpone any payment under the Policy derived from an amount paid by check or draft until National Life is satisfied that the check or draft has been paid by the bank upon which it was drawn.

                                   APPENDIX A

      Charges will be deducted from the Account Value on the Date of Issue and on each Monthly Policy Date. The Monthly Deduction consists of four components:
(a) the Cost of Insurance Charge, (b) the Policy Administration Charge, (c) for Policies issued on the basis of full medical underwriting, the Underwriting Charge, and (d) for Policies containing a Term Rider, the charges associated with the Term Rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account.

      Cost of Insurance Charge. The monthly Cost of Insurance Charge is calculated by multiplying the cost of insurance rate or rates by the Net Amount at Risk for each Policy Month. Because both the Net Amount at Risk and the variables that determine the cost of insurance rate, such as the Insured's age and the Duration of the Policy, may vary, the Cost of Insurance Charge will likely be different from month to month.

      (1) Net Amount At Risk. The Net Amount at Risk on any Monthly Policy Date is approximately the amount by which the Death Benefit exceeds the Account Value. It measures the amount that National Life would have to pay in excess of the Policy's Account Value if the Insured died. The actual calculation uses the Death Benefit divided by 1.00327234 to take into account assumed monthly earnings at an annual rate of 4%. The Net Amount at Risk is determined separately for the Face Amount on the Date of Issue and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Account Value is first applied to the Face Amount on the Date of Issue. If the Account Value exceeds the Face Amount on the Date of Issue, the excess is then applied to any increases in Face Amount in the order such increases took effect.

      If the Net Amount at Risk increases, your monthly Cost of Insurance Charge will increase proportionately. The Net Amount at Risk may increase if, for example, the Death Benefit is based on the Face Amount and the Account Value decreases because of negative investment results. The Net Amount at Risk may also increase if the Death Benefit is based on the Death Benefit Factor times the Cash Surrender Value and the Account Value rises because of positive investment results. The Net Amount at Risk may decrease in the opposite situations, and if it does, your monthly Cost of Insurance Charge will decrease proportionately.

      (2) Cost of Insurance Rate. Policies may be issued

            (a) after full medical underwriting of the proposed Insured,

            (b) on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy, or

            (c) on a simplified underwriting basis, under which medical underwriting is limited to requiring the proposed Insured to answer three medical questions on the application.

Current cost of insurance rates for Policies issued on a guaranteed issue basis or a simplified underwriting basis are higher than current standard cost of insurance rates for healthy Insureds who undergo medical underwriting.

      Guaranteed Rates. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on the Insured's Attained Age, Rate Class, and the applicable 1980 Commissioners Standard Ordinary
Smoker/Nonsmoker/Unismoker Mortality Table. If you are based in Montana you must generally select a "unisex" Rate Class.

      Current Rates and How They are Determined. The actual cost of insurance rates used ("current rates") will depend on the Insured's Attained Age, Rate Class, underwriting method, and Duration. These current cost of insurance rates are set based on National Life's anticipated mortality experience. Generally rates are higher for an older insured, if the Insured is a smoker, or if the Insured is in a substandard rate class (usually because of a health issue). Rates may also be higher for a Policy that has a longer Duration, compared to another Policy with identical characteristics and a shorter Duration. As noted above, rates for Policies issued on the basis of guaranteed issue or simplified issue will generally be higher. We periodically review the adequacy of our current cost of insurance rates and may adjust their level if our anticipated mortality experience changes. However, our cost of insurance ratess will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all persons of the same Issue Age, Rate Class, underwriting method, and with Policies of the same Duration.

      A cost of insurance rate is determined separately for the Face Amount on the Date of Issue and any increases in Face Amount. In calculating the Cost of Insurance Charge, the rate for the Rate Class on the Date of Issue is applied to the Net Amount at Risk for the Face Amount on the Date of Issue (see "Rate Class", below). For each increase in Face Amount, the rate for the Rate Class applicable to the increase is used. If, however, the Death Benefit is based on the Cash Surrender Value times the Death Benefit Factor, the rate for the Rate Class for the Face Amount on the Date of Issue will be used for the amount of the Death Benefit in excess of the total Face Amount.

      Rate Class. The Rate Class of the Insured will affect the guaranteed and current cost of insurance rates. National Life currently places Insureds into, for each of guaranteed issue, simplified issue, and full medical underwriting, male non-smoker, female non-smoker, unisex non-smoker, male smoker, female smoker, unisex nonsmoker, unisex unismoker, male unismoker, and female unismoker Rate Classes. For full medical underwriting cases, substandard rate classes may also apply. Substandard, Smoker, male, guaranteed issue and simplified issue Rate Classes reflect higher mortality risks. None of the unisex Rate Classes are available in the state of Florida.

      Term Rider Charge. For Policies which include the Term Rider, the charge for the Term Rider will be the Supplemental Term Insurance Amount, divided by 1.00327234, times the same cost of insurance rates that apply to the Net Amount at Risk for the Face Amount.

      Policy Administration Charge. The Policy Administration Charge, which is currently $5.50 per month, will be deducted from the Account Value on the Date of Issue and each Monthly Policy Date as part of the Monthly Deduction. The Policy Administration Charge may be increased, but is guaranteed never to exceed $8.00 per month.

      Underwriting Charge. Policies issued on the basis on full medical underwriting will be assessed an Underwriting Charge, deducted monthly as part of the Monthly Deduction. The Underwriting Charge totals $20 in Policy Year 1, and $45 in each of the next four Policy Years. Policies issued on the basis of guaranteed issue or simplified issue will not be assessed an Underwriting Charge.